Exhibit 1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	Notes	March 31, 2018	December 31, 2017 Restated*
		(euros in thousands)
Non-current assets
Property, plant and equipment		1,139	1,168
Intangible assets		297	312
Non-current investments	5	15,758	7,060
Other assets		137	129

		17,331	8,669
Current assets
Taxes and social security assets	6	924	—
Trade and other receivables	6	11,473	4,413
Current investments	5	39,869	34,043
Cash and cash equivalents	2	164,492	149,678

		216,758	188,134

Total assets		234,089	196,803

Shareholders’ equity	9
Issued and paid-in capital		2,036	1,749
Share premium account		258,109	213,618
Accumulated loss		(164,778)	(158,775)

Total equity		95,367	56,592
Non-current liabilities
Deferred revenue	8	109,736	112,551
Current liabilities
Trade payables		5,221	2,855
Taxes and social security liabilities		240	243
Deferred revenue	8	17,286	15,935
Other liabilities and accruals	7	6,239	8,627

		28,986	27,660

Total liabilities		138,722	140,211

Total equity and liabilities		234,089	196,803

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three-month period ended March 31,
		2018	2017 Restated**
		(euros in thousands, except per share data)
Revenue	10	9,921	3,884
Research and development costs	11	(10,298)	(7,007)
Management and administration costs	11	(2,852)	(4,202)
Other expenses	11	(2,686)	(1,843)

Total operating expenses		(15,836)	(13,052)

Operating result		(5,915)	(9,168)
Finance income		340	190
Finance costs		(2,806)	(10,734)

Net finance expense	13	(2,466)	(10,544)

Result before taxation		(8,381)	(19,712)
Income tax expense		(52)	(11)

Result after taxation		(8,433)	(19,723)

Other comprehensive (loss) / income
Exchange differences from translation of foreign operations		(15)	5

Total other comprehensive (loss) / income for the period		(15)	5

Total comprehensive loss for the period		(8,448)	(19,718)

Basic (and diluted) loss per share*		(0.40)	(1.06)

Weighted average shares outstanding
Basic (and diluted)*		20,984,663	18,555,775

*	For the periods included in these financial statements, share options were excluded from the diluted loss per share calculation as the Company was in a loss position in each period presented above. As a result, basic and diluted loss per share is equal.
**	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Note	Common share capital	Common share premium	Accumulated loss	Total equity
Balance at January 1, 2017, as previously reported		1,448	139,878	(107,295)	34,031
Impact of adoption of accounting standard		—	—	390	390

Restated balance at January 1, 2017*		1,448	139,878	(106,905)	34,421
Restated result after taxation for the period		—	—	(19,723)	(19,723)
Other comprehensive income		—	—	5	5

Restated total comprehensive loss for the period		—	—	(19,718)	(19,718)

Transactions with owners of the Company:
Issuance of shares (net)	9	297	73,645	—	73,942
Equity settled shared-based payments	9	—	—	4,626	4,626

Total contributions by owners		297	73,645	4,626	78,568

Restated balance at March 31, 2017*		1,745	213,523	(121,997)	93,271

Balance at December 31, 2017, as previously reported		1,749	213,618	(167,480)	47,887
Impact of adoption of accounting standard		—	—	8,705	8,705

Restated balance at January 1, 2018*		1,749	213,618	(158,775)	56,592
Result after taxation for the period		—	—	(8,433)	(8,433)
Other comprehensive loss		—	—	(15)	(15)

Total comprehensive loss for the period		—	—	(8,448)	(8,448)

Transactions with owners of the Company:
Issuance of shares (net)	9	287	44,491	—	44,778
Equity settled shared-based payments	9	—	—	2,445	2,445

Total contributions by owners		287	44,491	2,445	47,223

Balance at March 31, 2018		2,036	258,109	(164,778)	95,367

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows

		Three- month period ended March 31,
	Note	2018	2017 Restated*
		(euros in thousands)
Cash flows from operating activities
Result after taxation		(8,433)	(19,723)
Adjustments for:
Changes in fair value derivative	13	—	10,667
Unrealized foreign exchange results	13	2,562	483
Depreciation and amortization		98	64
Share-based payment expenses	12	2,445	4,626
Net finance (income) expenses		(340)	67

		(3,668)	(3,816)
Changes in working capital:
Taxes and social security assets		(924)	(1,082)
Trade and other receivables	6	(7,052)	167
Other assets		(8)	—
Trade payables		2,488	1,977
Other liabilities and accruals	7	(2,388)	(983)
Deferred revenue	8	(1,464)	(2,931)
Taxes and social security liabilities		(3)	174

Cash used in operations		(13,019)	(6,494)
Interest paid	13	—	(3)
Taxes paid		—	(11)

Net cash used in operating activities		(13,019)	(6,508)
Cash flow from investing activities
Purchases of investments	5	(24,254)	—
Proceeds from investment maturities	5	8,516	—
Acquisition of property, plant and equipment		(176)	(158)
Interest received	6,13	281	190

Net cash from (used in) investing activities		(15,633)	32
Cash flow from financing activities
Proceeds from issuing shares, net of issuance costs	9	44,778	74,173
Proceeds from collaboration and license agreement	9	—	111,993
Repayment of borrowings		—	(319)
Increase in restricted cash		—	(167)

Net cash from financing activities		44,778	185,680
Net increase in cash and cash equivalents		16,126	179,204
Effects of exchange rate changes on cash and cash equivalents		(1,312)	391
Cash and cash equivalents as at beginning of period		149,678	56,917

Cash and cash equivalents as at end of period		164,492	236,512

Changes in accrued capital expenditures		(122)	—

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	General information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three-month period ended March 31, 2018, comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

On February 13, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share (the “Common Shares”), to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received aggregate gross proceeds of approximately $55.8 million.

Nature of Business

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance through discovery, preclinical development and clinical trials, and as it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity, debt financings, or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. The Company will need to generate significant revenues to achieve profitability and may never do so.

Based on the Company’s current operating plan, it expects its existing cash balances and investments to last through the end of 2020. For this assessment, the Company has taken into consideration its existing cash and cash equivalents of €164.5 million, which include the $55.8 million, or €44.8 million, in proceeds received from the Private Placement offering that closed in February 2018 and investments of €55.6 million as of March 31, 2018.

2.	Significant accounting policies

There have been no significant changes to the Company’s accounting policies that were previously disclosed in its Annual Report on Form 20-F for its fiscal year ended December 31, 2017, or in the methodology used in formulating these significant judgments and estimates that affect the application of these policies, except for the adoption of new accounting standards as disclosed more fully in Note 3.

Basis of Presentation

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the three-month period ended March 31, 2018, are not necessarily indicative of operations to be expected for the full fiscal year ending December 31, 2018.

Foreign Currency Transactions

Items recorded in each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional currency. The functional currency of Merus US, Inc. is the U.S. dollar. All amounts are rounded to the nearest thousand euros, except where otherwise indicated.

Seasonality

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows as well as the statement of financial position, cash and cash equivalents include deposits held with financial institutions with original maturities of less than three months. Cash and cash equivalents include €41.4 million of short-term investments with a three-month or less maturity, callable on demand. The carrying values of short-term investments approximate fair value due to their short-term maturities.

Revenue Recognition

The Company enters into collaboration agreements which are within the scope of IFRS 15—Revenue from Contracts with Customers (“IFRS 15”), under which the Company licenses rights to certain of the Company’s product candidates and performs research and development services. The terms of these arrangements typically include payment of one or more of the following: non-refundable, upfront fees; reimbursement of research and development costs; development, regulatory, and commercial milestone payments; and royalties on net sales of licensed products.

IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. Under IFRS 15, the Company recognizes revenue when its customer obtains control of the goods or services, in an amount that reflects the consideration that the Company determines it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applies the five-step model to contracts only when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

The Company currently generates a portion of its revenue through collaboration and license agreements with strategic collaborators for the development and commercialization of product candidates. The collaboration and license agreements are within the scope of IFRS 15.

Up-front License Payments

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the agreement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. If not distinct, the license is combined with other performance obligations in the contract. For licenses that are combined with other performance obligations, the Company assesses the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purpose of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Pursuant to the Company’s research and license agreements with its collaborators, the Company has received upfront license payments relating to the integrated packages of deliverables under the contracts (one single performance obligation). These upfront license payments are initially recorded in deferred revenue on the consolidated statements of financial position and are recognized as revenue on either: (i) a straight-line basis over the period of the related performance obligation or the contractual term of the arrangement; or (ii) based on another appropriate depiction of the Company’s performance over the period of the related performance obligation or the contractual term, such as costs incurred relating to full-time equivalent research employees. The applicable period over which to recognize the upfront payment is a significant judgment, which is re-assessed at each reporting date.

Collaboration Income

Collaboration income, which is typically related to reimbursements from collaborators for the Company’s performance of research and development services under the respective agreements, is recognized on the basis of labor hours valued at a contractually agreed rate. Collaboration income includes reimbursements for related out-of-pocket expenses. Cost reimbursements to which the Company is entitled under agreements are recognized as revenue in the same period as the cost for which they are intended to compensate. The Company acts as the principal and therefore records these reimbursements as collaboration income.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the agreements, the Company performs the five steps listed above. As part of the accounting for the arrangement, the Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include market conditions, reimbursement rates for personnel costs, development timelines and probabilities of regulatory success.

The Company capitalizes the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Such incremental costs would not have been incurred if the contract with a customer had not been obtained. To date, the Company has not capitalized any incremental costs for obtaining a contract.

The Company’s contracts often include development and regulatory milestone payments which are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At each reporting date, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenues in the period of adjustment.

For agreements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from any of the Company’s collaboration agreements.

Government Grants

The Company receives certain government and regional grants, which support its research efforts in defined projects, and include contributions towards the cost of research and development. When there is reasonable assurance that the Company will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the consolidated statement of profit or loss and comprehensive loss on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

Reclassifications

Certain amounts were reclassified in the prior period condensed consolidated interim financial statements to conform to the current period presentation.

3.	Recently Issued International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2017.

Standards implemented since December 31, 2017

Revenue from Contracts with Customers – IFRS 15

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15, which supersedes existing revenue recognition guidance. Prior to the adoption of IFRS 15, revenue was recognized to the extent that it was probable that the economic benefits would flow to the Company and the revenue could be reliably measured. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. IFRS 15 is effective for annual and interim reporting periods beginning on or after January 1, 2018, and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application.

The adoption of IFRS 15 impacts the amortization of the Company’s up-front license payments. The Company previously recognized revenue from up-front license payments on a straight-line basis over the contractual term or the period of continuing involvement which was previously estimated to be 21 years for the collaboration and license agreement the Company entered into with Incyte Corporation (“Incyte”) on December 20, 2016 (the “Incyte collaboration and license agreement”) and 4.5 years for the research and license agreement the Company entered into with ONO Pharmaceutical Co.,Ltd. (“ONO”) on April 8, 2014. In applying IFRS 15, the Company has evaluated the distinct performance obligations in each agreement. Specifically, for Incyte, the total period for which the Company expects to provide access to its proprietary technology is currently estimated to be nine years, which is the research term initially agreed to in the collaboration and license agreement.

The Company adopted the new standard effective January 1, 2018, using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented. The Company had two open contracts on the adoption date and has assessed these contracts under the new revenue standard. In addition, the Company elected to apply the practical expedient to not apply this guidance to contracts that were completed before the beginning of the earliest period presented, or January 1, 2016, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before January 1, 2017). Under the practical expedient, the Company excluded certain option and exclusivity agreements that expired in 2015 and 2014, respectively. As a result of the adoption of IFRS 15, prior year financial statements have been restated. The Company has accounted for the impact of adopting IFRS 15 as a cumulative catch-up as a decrease of approximately €8.7 million to deferred revenue with an offset to accumulated deficit, effective January 1, 2018.

The following financial statement line items have been shown to reflect the adjustments recognized for each individual line item in the Company’s respective consolidated statements for the period noted:

Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	March 31, 2017 As originally presented	IFRS 15 Adoption	March 31, 2017 Restated
	(euros in thousands)
Revenue	2,286	1,598	3,884
Operating result	(10,766)	1,598	(9,168)
Total comprehensive loss for the period	(21,316)	1,598	(19,718)
Basic (and diluted) loss per share	(1.15)	0.09	(1.06)

Condensed Consolidated Statement of Financial Position

	December 31, 2017 As originally presented	IFRS 15 Adoption	December 31, 2017 Restated
	(euros in thousands)
Accumulated loss	(167,480)	8,705	(158,775)
Deferred revenue, non-current	130,195	(17,644)	112,551
Deferred revenue	6,996	8,939	15,935

Condensed Consolidated Statement of Cash Flows

	March 31, 2017 As originally presented	IFRS 15 Adoption	March 31, 2017 Restated
	(euros in thousands)
Result after taxation	(21,321)	1,598	(19,723)
Changes in working capital:
Deferred revenue	(1,333)	(1,598)	(2,931)

Financial Instruments – IFRS 9

IFRS 9- Financial Instruments (“IFRS 9”) replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures. The Company assessed the classification and measurement of the financial instruments it held at the date of initial application of IFRS 9, or January 1, 2018, and has classified its financial instruments into the appropriate IFRS 9 categories. There were no changes to the carrying value of the Company’s financial instruments resulting from this reclassification and accordingly there was no impact to the Company’s opening accumulated deficit at January 1, 2018, as a result of the adoption of IFRS 9.

Standard issued but not yet effective

The IASB has issued a new standard on leases that will require lessees to recognize most leases on their balance sheets as lease liabilities with a corresponding right-of-use asset. The IASB has set an effective date to apply the new standard for periods beginning on or after January 1, 2019. The Company is assessing all effective agreements to determine whether there are embedded leases included under the definition in IFRS 16. Early adoption is permitted; however, the Company expects to adopt this standard in the first quarter of 2019. The Company is evaluating the impact that this guidance will have on the Company’s financial statements, including related disclosures, and expects the new standard to impact its internal controls, systems, and processes.

4.	Use of Estimates, Judgments and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

Equity settled share-based payments

Share options granted to employees, consultants and directors are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

(a)	the exercise price of the option;

(b)	the expected life of the option;

(c)	the current value of the underlying shares;

(d)	the expected volatility of the share price;

(e)	the dividends expected on the shares; and

(f)	the risk-free interest rate for the life of the option.

The estimated fair value of each share option granted was determined utilizing the Hull & White option pricing model, which considers the terms and conditions attached to the grants made and is reflective of expected exercise behavior. Because the Company’s shares have been publicly traded for a relatively short amount of time, the expected volatility was set by also giving weight to the historic share price volatility of a set of peer companies. The continuous yield on U.S. Treasury Bills with a term to maturity comparable to the expected life of the options, as published by the U.S. Department of Treasury, was applied.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received are dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options. These assumptions and estimates are further discussed in Note 9 to the financial statements.

Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the first quarter of 2018. Therefore, all development expenditures relating to internally generated intangible assets in the first quarter of 2018 were expensed as incurred.

Income taxes

As of March 31, 2018, deferred tax assets have not been recognized in respect of tax losses as the Company has no history of generating taxable profits. Therefore, at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized.

Merus US, Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts. Current year income tax expense was attributable entirely to Merus US, Inc. which provides general management services and strategic advisory services to the Company. Corporate income tax expenses were €0.1 million and less than €0.1 million for the three months ended March 31, 2018 and March 31, 2017, respectively.

Deferred revenue

Pursuant to the Company’s research, collaboration and license agreements with ONO, Incyte, and Jiangsu Simcere Pharmaceutical Co. Ltd. (“Simcere”), the Company has received upfront non-refundable payments for certain rights granted under the respective agreements. The applicable period over which to recognize these upfront payments requires significant judgment and was impacted by the adoption of IFRS 15 (See Note 3 and Note 8).

Revenue related to ONO upfront payments is deferred and amortized based on a measure of progress in delivering research services under the contract. Revenue related to Incyte and Simcere upfront payments is deferred and amortized on a straight-line basis over the estimated research term (See Note 3 and Note 8).

Research and development expenses

Research and development expenses represent costs which primarily include (i.) payroll and related costs (including share-based payment expenses) associated with research and development personnel, (ii.) costs related to clinical trials and preclinical testing of the Company’s technologies under development, (iii.) costs to develop product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (iv.) expenses for research services provided by universities and contract laboratories, and (v.) other research and development expenses. Research and development expenses are recognized in the consolidated statement of profit or loss and comprehensive loss as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses.

The Company has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

5.	Investments

On January 1, 2018, the Company adopted IFRS 9 and classifies and accounts for its investments at amortized cost. The Company’s investments as of December 31, 2017, were classified and accounted for as held-to-maturity under IAS 39. The initial adoption of IFRS 9 had no impact on previously reported amounts (See Note 3). IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at fair value through other comprehensive loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. Under IFRS 9, loss allowances are measured on either 12-month ECLs which result from possible default events within the 12 months after the reporting date or lifetime ECLs which result from all possible default events over the expected life of a financial instrument.

The Company’s financial assets recorded at amortized cost consist of cash and cash equivalents, investments and trade and other receivables. These financial assets are considered to have a low credit risk and, as such, there was no impact to the Company’s opening accumulated deficit as a result of the change in impairment methodology.

The Company’s investments include investments in commercial paper, securities issued by several public corporations and the United States Treasury. Current investments include investments with a maturity date of greater than three months at the date of settlement. Investments with a maturity of 12 months or more from the original investment date are classified as non-current.

Investments as of March 31, 2018, and December 31, 2017, consist of the following:

	Balance as per
	March 31, 2018	December 31, 2017
	(euros in thousands)
Commercial paper	19,128	15,527
U.S. Treasury securities	6,497	9,177
Corporate fixed income bonds	12,828	7,886
Agency bond	1,416	1,453

Investments, current portion	39,869	34,043
Corporate fixed income bonds	15,758	7,060

Non-current investments	15,758	7,060

Total investments	55,627	41,103

During the first quarter of 2018, the Company purchased investments totaling €24.3 million, which are held and denominated in U.S. dollars, and received proceeds of €8.5 million relating to investment maturities. As a result of the fluctuation in foreign currency between the euro and U.S. dollar, the Company recorded foreign currency exchanges losses of approximately €1.3 million as a component of finance costs for the three months ended March 31, 2018.

6.	Trade and Other Receivables

Trade and other receivables are short-term and due within 1 year.

	Balance as per
	March 31, 2018	December 31, 2017
	(euros in thousands)
Trade receivables	7,980	1,594
Unbilled receivables	247	710
VAT receivable	445	582
Prepaid general expenses	2,011	427
Prepaid pension costs	549	838
Interest bank	178	170
Other receivables	63	92

	11,473	4,413

Trade and unbilled receivables relate primarily to invoicing for cost reimbursements relating to the Incyte collaboration and license agreement and the ONO research and license agreement. VAT receivable relates to value added tax receivable from the Dutch tax authorities based on the tax application for the first quarter of 2018.

Prepaid expenses reflected above in the form of prepaid general expenses and prepaid pension costs consist of expenses that were paid during the reporting period, but are related to activities taking place in subsequent periods.

The WBSO (afdrachtvermindering speur- en ontwikkelingswerk) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities. Under the WBSO, a contribution is paid in the form of a reduction in payroll taxes towards the labor costs of employees directly involved in research and development and costs and expenses incurred on eligible research and development projects. Subsidies relating to labor costs are deferred and recognized in the Company’s income statement as a reduction to labor costs over the period necessary to match them with the labor costs that they are intended to compensate.

As of March 31, 2018, the Company has a €0.9 million tax refund receivable relating to payroll taxes paid on research and development salaries incurred during the first quarter of 2018. The receivable is disclosed within taxes and social security assets in the unaudited condensed consolidated statement of financial position as of March 31, 2018.

7.	Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance per
	March 31, 2018	December 31, 2017
	(euros in thousands)
Accrued auditor’s fee	23	96
Personnel	554	446
R&D studies	4,481	5,272
IP – Legal fee	162	509
Bonuses	454	1,545
Subsidy advance received	208	224
Other accruals	357	535

	6,239	8,627

The research and development costs relate to accrued expenses for costs of certain development activities, such as clinical trials, and are recorded based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, and information provided the Company by vendors on their actual costs incurred. The decrease in research and development cost accrued expenses reflect the timing of enrollment in and support of the Company’s clinical trials and pre-clinical research efforts to support its internal research programs and the Incyte collaboration and license agreements and other collaboration agreements.

The bonuses relate to the employee bonuses for the financial year 2018, which will be paid out in February 2019. The decrease in bonuses accrual compared to December 31, 2017, related to the annual payment of the 2017 bonuses in the first quarter of 2018.

The subsidy advances received relate to active grants where the Company has received cash in excess of allowances which is required to be repaid or recognized as grant income when the relevant reimbursable costs are incurred as services are performed.

8.	Deferred Revenue

Deferred revenue as of March 31, 2018, and December 31, 2017, consist of the following:

	Balance per
	March 31, 2018	December 31, 2017 Restated*
	(euros in thousands)
Deferred revenue – current portion	17,286	15,935
Deferred revenue	109,736	112,551

	127,022	128,486

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

Of the total deferred revenue balance at March 31, 2018, €124.6 million was related to the Incyte collaboration and license agreement and a share subscription agreement entered into by the Company with Incyte on December 20, 2016 (together, the “Incyte Agreements”), €2.3 million related to the collaboration and license agreement entered into by the Company with Simcere on January 8, 2018 (the “Simcere collaboration and license agreement”) and €0.2 million related to the ONO research and license agreement. The total deferred revenue balance at December 31, 2017 related solely to the Incyte Agreements.

Under the Incyte collaboration and license agreement, Incyte agreed to pay the Company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million Common Shares at a price per share of $25.00, for an aggregate purchase price of $80 million. In January 2017, the Company completed the sale of its Common Shares under the subscription agreement and received the $80 million aggregate purchase price. In February 2017, the Company received the $120 million non-refundable upfront payment.

As the contract for the share subscription agreement was denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date to which the Company became committed on December 20, 2016, represented a derivative financial instrument. The fair values of the derivative, or €31.4 million, and the non-refundable upfront payment, or €112.0 million, were recorded as deferred revenue. The Company identified a single performance obligation, providing access to its proprietary technology, relating to the Incyte Agreements and allocated all of the consideration received to this obligation. Both the upfront license payment and the derivative financial asset are being amortized as revenue over time by measuring the progress toward the complete satisfaction of a performance obligation or specifically, the total period for which the Company expects to provide access to its proprietary technology under the Incyte Agreements, which is currently estimated to be nine years in total, of which approximately 8 years remain.

Under the Simcere collaboration and license agreement, the Company agreed to grant Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing the Company’s Biclonics® technology platform in the area of immuno-oncology. The Company will retain all rights outside of China. As part of the agreement, the Company has agreed to lead research and discovery activities while Simcere has agreed to be responsible for the Investigational New Drug enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. The Company received an upfront, non-refundable payment of $2.75 million (€2.3 million) relating to three separate research programs. Each research program was determined to be a separate performance obligation and consideration was allocated to each separate obligation. The Company will amortize the upfront payment to revenue over time based on the estimated duration of each research program. As of March 31, 2018, none of the research programs have commenced. Accordingly, no revenue has been recognized related to this agreement.

On March 14, 2018, the Company entered into a second contract research and license agreement with ONO (the “second ONO research and license agreement”). Pursuant to an exclusive option granted to ONO in the ONO research and license agreement, ONO exercised its option to enter into the second ONO research and license agreement. The Company granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on the Company’s Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination.

Under the terms of the agreement, ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. Additionally, ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has also agreed to fund the Company’s research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. The Company retains all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO agreed to pay the Company an upfront non-refundable payment of €0.7 million together with an amount of €0.3 million intended to compensate the Company for research services already completed upon entering into the agreement. The Company identified a single performance obligation of providing research services to ONO and recognized as revenue approximately €0.9 million of the upfront non-refundable payment during the three months ended March 31, 2018.

9.	Shareholders’ Equity

Private Placement of Common Shares

On February 13, 2018, the Company entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its Common Shares to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share. The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received gross proceeds of approximately $55.8 million, or €44.8 million.

Share Subscription Agreement with Incyte

Concurrent with the Incyte collaboration and license agreement discussed above under Note 8, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its Common Shares to Incyte at the agreed price per share of $25.00, for an aggregate purchase price of $80.0 million or €74.7 million. During the three months ended March 31, 2017, the Company received proceeds, net of issuance costs, of €74.4 million. A €1.1 million discount on the subscription share price, combined with a €0.3 million foreign currency translation accompanying the issuance of these shares, increased share capital by €0.3 million and share premium by €73.4 million.

Issued and paid-in share capital

All issued shares have been fully paid in cash.

Common shares

For the three-month period ended March 31, 2018, 34,041 options were exercised at an exercise price of €1.93 per share. As a result, 34,041 Common Shares were issued, share capital increased by €3,064 and share premium increased by €62,635.

For the three-month period ended March 31, 2017, 104,806 options were exercised with an exercise price of €1.93 per share and 856 options were exercised with an exercise price of €7.20 per share. As a result, 105,662 Common Shares were issued, share capital increased by €9,510 and share premium increased by €198,929.

At March 31, 2018, a total of 22,620,635 Common Shares were issued and paid up. At March 31, 2017, a total of 19,391,513 Common Shares were issued and paid up.

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the nominal value of the shares issued.

All share premium can be considered as free share premium as referred to in the Netherlands Income Tax Act.

Share-based Payment Arrangements

Share-based compensation expenses included in personnel expenses were €2.4 million and €4.6 million in the three-month periods ended March 31, 2018 and March 31, 2017, respectively. For details on the related option expenses recognized as employee benefit expenses, see Note 12.

In June 2016, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Options granted under the 2016 Plan are exercisable once vested. The options granted under the 2016 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one Common Share.

As stated in the 2016 Plan, the Company has established the Non-Executive Director Compensation Program whereas Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards. The initial awards granted under the Non-Executive Director Compensation Program vest in installments over a three-year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized for each subsequent award that a Non-Executive Director is entitled to over their remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and therefore the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

During the three months ended March 31, 2018, the Company granted options to purchase 442,568 Common Shares with a grant date fair value of €4.2 million to employees under the 2016 Plan.

Pursuant to the “evergreen” provisions of the 2016 Plan, the number of Common Shares authorized for issuance under the plan automatically increased by 777,194 shares to 1,090,368 shares effective January 1, 2018.

Measurement of fair values of the equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using a binomial option pricing model, including members of the Board of Directors. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Key management personnel include the Company’s executive management and the Board of Directors.

The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the three-month period ended March 31, 2018:

All Personnel (€)
Fair value at grant date	9.45
Share price at grant date	14.57
Exercise price	14.57
Expected volatility (weighted-average)	95.22%
Contractual life	10 years
Expected dividends	0%
Risk-free interest rate (based on government bonds)	2.94%

Reconciliation of outstanding share options

The number of share options and the weighted average exercise prices of share options granted were as follows for the three-month period ended March 31, 2018:

	Weighted average exercise price (€)	Number of options
Outstanding at January 1, 2018	13.99	2,213,985
Forfeited during the three-month period	14.57	(1,047)
Expired during the three-month period	7.20	(382)
Exercised during the three-month period	1.93	(34,041)
Granted during the three-month period	14.57	442,568

Outstanding at March 31, 2018	14.25	2,621,083

Exercisable at March 31, 2018	11.74	943,363

The options outstanding at March 31, 2018, had an exercise price in the range of €1.93 to €27.40 and a weighted-average remaining contractual life of 8.41 years. The weighted-average share price at the date of exercise for share options exercised in 2018 was €17.12.

There were 2,621,083 outstanding share options at March 31, 2018, with a weighted average exercise price of €14.25.

The number of options outstanding as of March 31, 2018, was as follows:

Group of employees entitled	March 31, 2018
Key management personnel	2,075,715
All other employees	545,368

Total	2,621,083

During 2018, the Company did not grant any new RSUs. The number of RSU’s outstanding is summarized as follows:

	Weighted average grant price (€)	Number of RSU’s
Outstanding at January 1, 2018	20.03	194,546
Forfeited during the three-month period	—	—
Vested during the three-month period	20.03	(56,749)
Granted during the three-month period	—	—

Outstanding at March 31, 2018	20.03	137,797

10.	Revenue

Revenue is recognized at the amount to which the Company expects to be entitled for the transfer of promised goods or services to customers.

Disaggregation of Revenue

The Company’s revenues are generated entirely in the Netherlands. In the following table, revenue is disaggregated by primary source of revenue as follows:

	March 31, 2018	March 31, 2017 Restated*
	(euros in thousands)
Upfront payment amortization	4,837	2,925
Collaboration income	5,016	920

Revenue from contracts with customers	9,853	3,845
Income from grants on research projects	68	39

	9,921	3,884

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

For the three months ended March 31, 2018, the Company recognized amortization of €3.9 million and €0.9 million on upfront payments related to its Incyte and ONO agreements, respectively. For the three months ended March 31, 2017, the Company recognized €2.9 million of amortization of the upfront payment related to the Incyte collaboration and license agreement.

Collaboration income for the three months ended March 31, 2018, was €5.0 million and consisted of cost reimbursements and research milestones achieved in support of the Company’s agreements with Incyte and ONO. The Company recognized an aggregate of €2.5 million in research milestones under its ONO agreements for the three months ended March 31, 2018. During the three months ended March 31, 2018, the Company recognized €2.4 million and €0.1 of cost reimbursements in support of the Company’s agreements with Incyte and ONO, respectively. During the three months ended March 31, 2017, the Company recognized €0.8 million and €0.1 million of cost reimbursements in support of the Company’s agreements with Incyte and ONO, respectively.

The Company currently has two active grants consisting of cash allowances for specific research and development projects. For these grants, the Company has reporting obligations at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by the Company at the end of the contract term. For the three months ended March 31, 2018 and March 31, 2017, the Company recognized €0.1 million and less than €0.1 million in grant income, respectively.

Contract Balances

A trade receivable is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the unconditional right to consideration from its customer. Trade receivables relate to invoicing for cost reimbursements and research milestones achieved in support of the Company’s agreements with Incyte, ONO and Simcere. Payment terms relating to these receivables are 30 days.

A contract asset is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the right to consideration from its customer. These assets represent a conditional right to consideration. Contract assets relate to unbilled amounts for cost reimbursements and research milestones achieved in support of the Company’s agreements with Incyte and ONO.

A contract liability is recorded when consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services under the terms of the contract. Contract liabilities are recognized as revenue as control of the products or services is transferred to the customer and all revenue recognition criteria have been met. Contract liabilities relate to upfront payments received related to the Incyte Agreements, ONO research and license agreement, and the Simcere research and license agreement (See Note 8).

The following table presents changes in the Company’s trade receivables, contract assets and contract liabilities during the three months ended March 31, 2018:

	Balance at December 31, 2017 Restated	Additions	Deductions	Balance at March 31, 2018
	(euros in thousands)
Trade & other receivables
Trade receivables	1,594	9,749	(3,363)	7,980

Total trade & other receivables	1,594	9,749	(3,363)	7,980

Contract assets
Unbilled receivables	710	247	(710)	247

Total contract assets	710	247	(710)	247

Contract liabilities
Deferred revenue	128,486	3,373	(4,837)	127,022

Total contract liabilities	128,486	3,373	(4,837)	127,022

As a result of the adoption of IFRS 15, total deferred revenue was reduced by €8.7 million as of December 31, 2017. See Note 3 for details regarding the restatement as a result of a change in accounting policy.

Deductions from deferred revenue are comprised of revenue recognized that was included in deferred revenue at the beginning of the period totaling €3.9 million and revenue recognized that was not included in deferred revenue at the beginning of the period totaling €0.9 million for the three months ended March 31, 2018.

11.	Total Operating Expenses

Research and development costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, intellectual property and license costs and allocated other costs.

A breakdown of total operating expenses is presented as follows:

	Three-month period ended March 31
	2018	2017
	(euros in thousands)
Manufacturing costs	4,278	3,375
IP and license costs	352	365
Personnel related R&D	1,701	1,532
Other research and development costs	3,967	1,735

Total research and development costs	10,298	7,007

Management and administration costs	2,852	4,202

Litigation costs	297	290
Other operating expenses	2,389	1,553

Total other expenses	2,686	1,843

Total operating expenses	15,836	13,052

Research and development costs were €10.3 million for the three months ended March 31, 2018, as compared to €7.0 million for the three-month period ended March 31, 2017. The increase in research and development costs is primarily attributable to the increase in manufacturing costs, higher research and development headcount and related costs, as well as additional spending in support of the Company’s clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145. The significant increase in manufacturing costs and other research and development costs during 2018 relate primarily to the expansion of the Company’s Phase 1 and Phase 1/2 clinical programs. Specifically, the Company incurred higher costs relating to outsourced contract manufacturing for process development and drug delivery in support of the Company’s clinical development programs.

A breakdown of other research and development costs is presented as follows:

	Three-month period ended March 31
	2018	2017
	(euros in thousands)
Discovery and pre-clinical costs	685	378
Clinical costs	2,398	710
Other research and development costs	884	647

Total other research and development costs	3,967	1,735

Other research and development costs consist mainly of laboratory supplies and depreciation expense related to research and development activities, which cannot be specifically allocated to a research project.

Litigation costs

On March 11, 2014, Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells.” On July 3, 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision. On July 27, 2017, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron had engaged in inequitable conduct before the United States Patent and Trademark Office and affirmed that Regeneron’s ’018 patent is unenforceable. Regeneron petitioned for a panel rehearing and rehearing en banc of this decision by the Federal Circuit on September 12, 2017, which the Company responded to and opposed on November 2, 2017. On December 26, 2017, the full Federal Circuit denied Regeneron’s request to rehear the matter.

The case returned to the District Court to adjudicate the Company’s motion requesting that Regeneron pay the Company’s attorneys’ fees and costs incurred as a result of Regeneron filing suit. On March 26, 2018, the trial court granted the Company’s motion for attorneys’ fees, expert fees, and costs and ordered the parties to address the amount of award. The Company has provided a detailed explanation of its attorneys’ fees, expert fees, and costs of such award, which Regeneron responded to seeking a reduction of the amount. The matter was fully briefed as of May 18, 2018, and the Court issued an Order on June 25, 2018, which published on July 10, 2018, granting Merus’ motion for $8,332,453 in attorneys’ fees, $465,390 in expert fees, and $1,717,101 in litigation expenses and costs, along with interest. Regeneron has indicated it plans to appeal the decision awarding attorneys’ fees to the Company. On May 25, 2018, Regeneron filed a petition for writ of certiorari seeking review by the Supreme Court of the United States of the decision affirmed by the Federal Circuit. The Company’s response is currently due not later than August 8, 2018.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims of the European patent EP 1 360 287 B1. The Company opposed the patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. On May 25, 2018, at Regeneron’s request, a hearing before the Technical Board of Appeals for the EPO was scheduled for September 13, 2018 to address whether the description of EP 1 360 287 B1 patent having claims amended during the course of opposition complies with Art. 84 EPC, Art. 123(2) EPC and Rule 80 EPC. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims. The Dutch litigation procedure is stayed.

The costs incurred in the above litigation and opposition were €0.3 million for each of the three-month periods ended March 31, 2018, and March 31, 2017, and are included in the statement of profit or loss and comprehensive loss for each period.

On July 15, 2014, Regeneron filed a notice of opposition against the Company’s EP 2314629 patent (the “EP ’629 patent”), entitled “Recombinant Production of Mixtures of Antibodies,” in the EPO. The notice asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. The Company responded on February 24, 2015. Following an oral hearing before the Opposition Division of the EPO on June 22, 2016, the Opposition Division upheld the EP ’629 Patent with amendments. Both Regeneron and the Company filed a notice of appeal followed by grounds of appeal on December 1 and 4, 2017, respectively, with further proceedings to follow.

On August 11, 2014, Regeneron filed a notice of opposition against the Company’s EP 2147594 patent (the “EP ’594 patent”), entitled “Antibody Producing Non-Human Mammals,” in the EPO. The notice asserted, as applicable, lack of novelty, lack of inventive step, and insufficiency. The Company’s response to the oppositions was filed on April 2, 2015. Following an oral hearing before the Opposition Division of the EPO on October 28, 2016, the Opposition Division upheld the EP ’594 Patent without amendments. Regeneron filed grounds of appeal on July 19, 2017, and the Company responded on November 30, 2017.

On April 5, 2018, two notices of opposition against the Company’s EP 2604625 patent (the “EP ‘625 patent”), entitled “Generation of Binding Molecules” were filed in the EPO by Regeneron and an unnamed third party. The notices asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. The Company intends to timely respond to these submissions with proceedings to be ongoing.

As each of these proceedings continues, the Company is not able to predict the outcome of, or estimate a possible gain or a range of possible loss, if any, related to the above actions. Based on the current facts and circumstances, no provision has been recognized under IAS 37 related to contingent liabilities.

12.	Employee Benefits

Details of the employee benefits are as follows:

	Three-month period ended March 31
	2018	2017
	(euros in thousands)
Salaries and wages	2,629	1,731
WBSO subsidy	(1,167)	(1,052)
Social security premiums	251	147
Health insurance	119	26
Pension costs	202	141
Stock award expense	2,445	4,626
Other personnel expense	209	116

Total employee benefits expense	4,688	5,735

Share-based payment expenses (see Note 9) were recognized as employee benefit expenses as follows:

	Three-month period ended March 31
	2018	2017
	(euros in thousands)
Research and development costs	811	1,125
Management and administrative costs	1,509	3,406
Other expenses	125	95

	2,445	4,626

Subsidies earned under the WBSO relating to eligible research and development costs are deferred and recognized in the Company’s income statement as a reduction to labor costs over the period labor costs are expected to be incurred. The Company has received and recognized subsidies of €1.2 million for the three-month period ended March 31, 2018, as compared to €1.1 million for the three-month period ended March 31, 2017. The increase in subsidies is primarily attributable to the increase in the Company’s eligible research and development activities.

The Company’s headcount at March 31, 2018, and March 31, 2017 was approximately 84 and 56 full-time equivalents, respectively. The Company’s headcount at March 31, 2018, consisted of 71 employees in the Netherlands and 13 employees in the United States. The Company’s headcount at March 31, 2017, consisted of 50 employees in the Netherlands and six employees in the United States. A total of 20 employees who are devoted to activities other than research and development and overall management of the Company are included under management and administration costs for the three-month period ended March 31, 2018. A total of 12 employees who are devoted to activities other than research and development and overall management of the Company are included under management and administration costs for the three-month period ended March 31, 2017.

13.	Finance Income and Expense

	Three-month period ended March 31
	2018	2017
	(euros in thousands)
Interest income and similar income	340	190
Net loss on foreign exchange	(2,806)	(67)
Interest expense	—	(10,667)

	(2,466)	(10,544)

Interest income primarily results from interest earned on cash held on account and accretion of investment earnings. The Company’s current year increase in cash, cash equivalents and investments was due primarily to the $55.8 million of funds received as part of the Private Placement during the first quarter of 2018.

The Company experienced losses on its U.S. dollar denominated cash, cash equivalents and investments of approximately €2.8 million and €0.1 million for the three months ended March 31, 2018 and March 31, 2017, respectively. As of March 31, 2018, the Company held approximately $78.2 million and $68.5 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

On December 20, 2016, the Company entered into the Incyte Agreements. As these contracts are denominated in U.S. dollars, the Company determined that the subscription agreement to sell its own shares to which the Company became committed on December 20, 2016 should be accounted for as a forward contract or a derivative financial instrument. Interest expense for the three months ended March 31, 2017 relates entirely to the effective settlement of the forward contract on January 23, 2017.

14.	Operating Lease

The Company leases its corporate headquarters under an agreement term for five years which expires in the fourth quarter of 2021. If the lease is not terminated by Merus N.V. it will be automatically renewed for a period of two years. The agreed rental price is €0.4 million per year. The Company moved into the new office building in November 2016.

For leases that contain fixed increases in the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis over the lease term and records the difference between rent expense and the amount currently payable as deferred rent as a component of other liabilities and accruals. For the three months ended March 31, 2018, and March 31, 2017, the Company recognized €0.2 million and €0.1 million, respectively, for rent and service charges related to the office space. In addition, the Company has provided a deposit of €0.1 million included in other assets as of March 31, 2018 and December 31, 2017.

15.	Subsequent Events

The Company has evaluated subsequent events through July 27, 2018, the date of issuance of the unaudited consolidated financial statements for the three months ended March 31, 2018.

Except for the items described in Note 11 under litigation, there were no additional events requiring disclosure in the notes to these financial statements.